UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

On October 21, 2024, EpicQuest Education Group International Limited. (the “Company”) held its annual meeting of shareholders at 10:00 a.m. Eastern Time (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 8,484,723, representing approximately 65.25% of the 13,003,173 shares outstanding as of September 16, 2024, the record date for the Annual Meeting.

At the Annual Meeting, the proposals set forth below were submitted to a vote of the Company’s shareholders. Each proposal is described in detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on September 16, 2024 (the “Proxy Statement”). The final voting results are as follows:

1. The election of directors duly nominated: Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and Xiaojun Cui.

NOMINEE	VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
Jianbo Zhang	8,067,420	3,589	528	413,186
Zhenyu Wu	8,067,420	3,589	528	413,186
Craig Wilson	8,067,430	3,579	528	413,186
G. Michael Pratt	8,067,457	3,579	501	413,186
Xiaojun Cui	8,067,420	3,589	528	413,186

2. The approval of the creation of a new class of preferred shares by increasing the maximum number of shares which the Company is authorized to issue to 41,500,000 shares each with a par value of US$0.0016, divided into (i) 31,500,000 ordinary shares of par value of US$0.0016 each and (ii) 10,000,000 preferred shares of par value of US$0.0016 each and related amendments to the Company’s Memorandum and Article of Association by the adoption of an Amended and Restated Memorandum and Articles of Association of the Company.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
8,064,152	6,885	500	413,186

3. The approval of a combination of ordinary shares, par value US$0.0016 of the Company at a ratio within the range from two-into-one up to thirty-into-one, at any time, if at all, within 12 months following the date of shareholder approval, with the exact ratio to be set within that range at the discretion of the Company's Board of Directors without further approval or authorization of the Company's shareholders (the "Share Combination”), the subsequent increase in the maximum number of authorized shares for issuance to same maximum amount prior to the Share Combination and related amendments to the then existing Memorandum and Articles of Association of the Company and the rounding up of any fractional shares as a result of the share Combination to a whole number share.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
8,064,251	6,786	500	413,186

4. The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the year ending September 30, 2024.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
8,450,318	20,956	13,449	-0-

The proposals described above were acted upon by the Company’s shareholders at the Annual Meeting and received a sufficient number of votes to be approved. For more information about the foregoing proposals, see the Proxy Statement, the relevant portions of which are incorporated herein by reference. The results reported above are final voting results. No other matters were considered or voted upon at the meeting.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers: 333-258658 and 333-273948) and Form F-3 (Registration Numbers 333-264807 and 333-277859), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

	By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer
Date: October 24, 2024